

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

T. Randy Stevens
First Farmers and Merchants Corporation
Chief Executive Officer
816 South Garden Street
Columbia, TN 38402

> **Re:** **First Farmers and Merchants Corporation**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2009**
> **Quarterly Report on Form 10-Q for the quarter ended September 30, 2010**
> **File No. 000-10972**

Dear Mr. Stevens:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief